UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated June 17, 2015, announcing that the Company has entered into an agreement with Seadrill Operating LP ("Seadrill Operating"), the 58%-owned subsidiary of Seadrill Partners LLC, pursuant to which Seadrill Operating will acquire all of the shares of Seadrill Polaris Ltd., the entity that owns and operates the drillship the West Polaris.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL LIMITED
(Registrant)

Dated: June 17, 2015

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill Limited agrees to sell the ultra-deepwater drillship the West Polaris to Seadrill Partners LLC
Hamilton, Bermuda, June 17, 2015 - Seadrill Limited (NYSE: SDRL) (the "Company" or "Seadrill") announced today that it has entered into an agreement with Seadrill Operating LP ("Seadrill Operating"), the 58% owned subsidiary of Seadrill Partners LLC ("Seadrill Partners"), pursuant to which Seadrill Operating will acquire all of the shares of Seadrill Polaris Ltd. ("Seadrill Polaris"), the entity that owns and operates the drillship, the West Polaris (the "Polaris Acquisition") from Seadrill. The Polaris Acquisition is expected to close within 7 days.
The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.
The total consideration for the Polaris Acquisition is comprised of $204 million in cash and $336 million of debt outstanding under the existing facility financing the West Polaris. Seadrill Operating will fund the balance of the purchase price with a seller's credit of $50 million due in 2021 that carries an interest rate of 6.5% per annum.
Based on the assumed present value of the seller's credit, excess dayrate to be paid to the Company under the current drilling contract and assumed excess dayrate to be paid to the Company following the conclusion of the current drilling contract, the board of directors of the Company believes that the total value proposition of the Polaris Acquisition for Seadrill is approximately $750 million.
The West Polaris is currently contracted with ExxonMobil on a daily rate of $653,000. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, for the remainder of the ExxonMobil contract.  Assuming an average economic utilization of 95%, Seadrill will receive approximately $60 million in cash per year from the current ExxonMobil contract.  Additionally, Seadrill Polaris has agreed to pay Seadrill 50% of any dayrate above $450,000 per day, adjusted for daily utilization, after the conclusion of the existing contract until 2025.
As part of the acquisition agreement, Seadrill Operating's obligation to repay the $50 million seller's credit due to Seadrill will be reduced if the average contracted dayrate under any replacement contract is below $450,000 until the seller's credit's maturity in 2021.  The amount of seller's credit due will be reduced until Seadrill Partners' effective dayrate is $450,000 or until the seller's credit is reduced to zero.  Should the average dayrate of the replacement contract be above $450,000, the entire $50 million seller's credit must be paid to Seadrill upon maturity of the seller's credit in 2021.
By agreeing to sell the West Polaris to Seadrill Partners, Seadrill is able to realize $204 million in cash upon closing of the transaction while retaining up to $203,000 per day in revenues under the current drilling contract without the associated operating expense.  Additionally, following the conclusion of the current contract, Seadrill will continue to have a degree of exposure to future dayrates by sharing revenues above $450,000 per day with Seadrill Partners, again without the associated operating expense.  The Board is pleased to announce a transaction that serves to realize value from multiple sources in addition to the sale price, while at the same time supporting an important associated company in its goals to increase distribution coverage, asset diversification and revenue backlog.

FORWARD LOOKING STATEMENTS
This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company's ability to complete the Polaris Acquisition and the anticipated total value proposition are considered forward looking statements. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.